Exhibit 4(b)


FPL GROUP CAPITAL INC

SUPPLEMENTAL OFFICER'S CERTIFICATE
(To the Officer's Certificate Creating
the Series A Debentures due February 16, 2007)

Company Order No. 10


Paul I. Cutler, the Vice President, Treasurer and Assistant Secretary of FPL Group Capital Inc (the "Company"), pursuant to the authority granted in the Board Resolutions accompanying the Officer's Certificate referred to below, and Sections 102, 1201 and 1207 of the Indenture referred to below, does hereby certify to The Bank of New York (the "Trustee"), as Trustee under the Indenture of the Company (For Unsecured Debt Securities) dated as of June 1, 1999 (the "Indenture") that:

1. The Securities of the fifth series issued under the Indenture are designated "Series A Debentures due February 16, 2007" (the "Debentures of the Fifth Series"). All terms of the Debentures of the Fifth Series are set forth in an Officer's Certificate dated February 4, 2002 (the "Officer's Certificate"), previously delivered to the Trustee. All capitalized terms used in this Supplemental Officer's Certificate which are not defined herein shall have the meanings set forth in the Indenture or the Officer's Certificate.

2. Section 1207 of the Indenture provides that if the terms of a particular series of Securities shall have been established by an Officer's Certificate and not by a supplemental indenture, additions to, changes in or the elimination of any such terms may be effected by means of a supplemental Officer's Certificate delivered to, and accepted in writing, by the Trustee, and be effective, so long as all conditions set forth in the Indenture which would be required to be satisfied if such additions, changes or elimination were contained in a supplemental indenture shall have been appropriately satisfied.

3. Section 1201 of the Indenture provides that the Company and the Trustee may by a supplemental indenture make changes to the provisions of the Indenture, without the consent of the Holders, to cure any ambiguity, to correct or supplement any provision thereof which may be defective or inconsistent with any other provision in the Indenture, or to make any other changes to the provisions of the Indenture or to add other provisions with respect to matters or questions arising under the Indenture, provided that such other changes or additions shall not adversely affect the interests of the Holders of Securities of any series in any material respect.

4. As of the date hereof all of the Debentures of the Fifth Series are registered in the name of The Bank of New York, as Agent under the Purchase Contract Agreement and held by JPMorgan Chase Bank, as Collateral Agent under the Pledge Agreement.

5. This Supplemental Officer's Certificate is being delivered pursuant to Sections 102, 1201 and 1207 of the Indenture to effect the following changes to the terms of the Debentures of the Fifth Series:

    (a)   The first sentence of Section 5 of the Officer's Certificate is hereby amended in its entirety to read as follows:

1

"Each installment of interest on a Debenture shall be payable to the Person in whose name such Debenture is registered at the close of business on the Regular Record Date for such interest installment, which shall be one Business Day prior to the corresponding Interest Payment Date for the Debentures of the Fifth Series."

(b)   The fifth sentence on page one (1) of Exhibit A to the Officer's Certificate, under the caption "[Form of Face of Debenture]", is hereby amended in its entirety to read as follows:

"The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Business Day immediately preceding such Interest Payment Date (the "Regular Record Date"), provided, however, that interest payable at Maturity will be paid to the Person to whom principal is paid."

6.   (a)   The undersigned has read all of the covenants and conditions contained in the Indenture relating to the changes described in this Supplemental Officer's Certificate, and the definitions in the Indenture relating thereto and in respect of which this Supplemental Officer's Certificate is made;

(b)   The statements contained in this Supplemental Officer's Certificate are based upon the familiarity of the undersigned with the Indenture, the documents accompanying this Supplemental Officer's Certificate, and upon discussions by the undersigned with officers and employees of the Company familiar with the matters set forth herein;

(c)   In the opinion of the undersigned, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenants and conditions have been complied with; and

(d)   In the opinion of the undersigned, such conditions and covenants and conditions precedent, if any, provided for in the Indenture (including any covenants compliance with which constitutes a condition precedent) relating to the changes described in this Supplemental Officer's Certificate have been complied with.

IN WITNESS WHEREOF, I have executed this Supplemental Officer's Certificate this 27th day of October, 2004.


/s/ Paul I. Cutler
_____
Paul I. Cutler
Vice President, Treasurer and Assistant Secretary


Delivery of the Supplemental Officer's Certificate, Company Order No. 10 is hereby accepted on this 27th day of October, 2004.

THE BANK OF NEW YORK, as Trustee

/s/ Craig S. Wenzler

Name: Craig S. Wenzler
Title: Assistant Vice President